Exhibit (d)(3)

BROOKSTONE HOLDINGS CORP.

April 15, 2005

Michael F. Anthony

c/o Brookstone, Inc.

One Innovation Way

Merrimack, NH 03054

Dear Mr. Anthony:

Reference is made to that certain Merger Agreement (the “Merger Agreement”), dated as of the date hereof, among Brookstone, Inc. (the “Company”), Brookstone Holdings, Corp. (“Parent”) and Brookstone Acquisition Corp. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

This letter serves as confirmation of Parent’s agreement with you to serve as the President and Chief Executive Officer of the Company, and to reinvest a portion of the net cash proceeds you receive under the Merger Agreement in respect of your existing Options in the Class A Common Partnership Interests of OSIM Brookstone Holdings, L.P., in each case consistent with the provisions more fully described in the Employment and Equity Term Sheet (the “Term Sheet”) attached as Exhibit A hereto and effective upon consummation of the Closing. Simultaneously with the Closing you will, and we will cause the Company or one of its affiliates reasonably acceptable to you to, enter into a formal employment agreement with you (the “Employment Agreement”) and you will enter into each of the Equityholders Agreements (as defined in the Term Sheet) with respect your ownership of Class A Common Partnership Interests and Class B Common Partnership Interests of OSIM Brookstone Holdings, L.P., in each case consistent with the provisions of the Term Sheet.

Provided that the Company (or an affiliate reasonably acceptable to you) shall have entered into the Employment Agreement with you or agreed in writing to assume Parent’s obligations under this letter (including the Term Sheet), any agreements or arrangements you may have with the Company regarding the terms of your employment and compensation, including without limitation your change of control agreement with the Company, shall automatically terminate effective upon consummation of the Closing, and the Company will have no obligations and you will have no rights, thereunder following such termination, including any rights or obligations which may have arisen under such agreements as a result of the execution of the Merger Agreement or the consummation of the Merger.

This letter shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof and no amendment, waiver or modification of any provision of this letter shall become effective unless the same shall be in writing and signed by each of the parties hereto. This letter may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

Kindly confirm your acceptance of the aforementioned by countersigning this letter.

[Remainder of Page Intentionally Blank]

BROOKSTONE HOLDINGS CORP.

By:	/s/ Adam L. Suttin
	Name:	Adam L. Suttin
	Title:	Vice President and Assistant Secretary

AGREED

/s/ Michael F. Anthony
Michael F. Anthony

Exhibit A

Employment and Equity Term Sheet

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Position and Employment Duties:	Executive will serve as President and Chief Executive Officer of the Company. Executive will also serve as a director of the Company and as an officer and/or director of any of the Company’s subsidiaries as the Board of Directors of the Company (the “Board”) may deem appropriate, without any additional compensation therefor. During the term, Executive will use his best efforts to advance the interests of, and devote his full business time and attention to, the Company’s business and affairs. Executive will not engage in any other business activities (whether or not he receives any compensation therefor) without the prior written consent of the Board; provided, that Executive may continue to serve as a director of Hartmarx Corporation, Citizen’s Bank, and Glassmasters.

Term:	The term of Executive’s employment will be three (3) years, commencing on the Closing Date and shall automatically be extended by one (1) additional year upon the second (2nd) and each subsequent anniversary of the date hereof (the “Term”).

Salary:	Executive’s annual base salary will be $1.2 million.

Cash Bonus:	For each fiscal year of the Term, Executive will be eligible to receive a cash bonus of up to $1.2 million (the “Maximum Bonus”) based on the achievement by the Company of the EBITDA target for such fiscal year as set forth in the Company’s annual management plan, as approved by the Board (the “Annual EBITDA Target”). A bonus pool equal to 50% of the Maximum Bonus will be created if the Company has achieved 100% of the Annual EBITDA Target after the accrual of all management bonuses for such fiscal year and will increase on a linear basis at 10% of the Maximum Bonus for each 1% of the Annual EBITDA Target in excess of 100%, up to an amount equal to the Maximum Bonus and decrease on a linear basis at 10% of Maximum Bonus for each 1% of the Annual EBITDA Target below 100%. By way of example, if the Company achieves (a) 105% or more of its Annual EBITDA Target after the accrual of all management bonuses for such fiscal year, the bonus pool would be equal to the Maximum Bonus, (b) 102.5% of its Annual EBITDA Target after the accrual of all management bonuses for such fiscal year, the bonus pool would be equal to 75% of the Maximum Bonus, (c) 97.5% of its Annual EBITDA Target after the accrual of all management bonuses for such fiscal year, the bonus pool would be equal to 25% of the Maximum Bonus and (d) 95% or less of its Annual

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EBITDA Target after the accrual of all management bonuses for such fiscal year, the bonus pool would be equal to zero.

Other Benefits:	Executive will continue to participate in any medical, dental, disability insurance, life insurance, retirement (excluding the Company’s Defined Contribution Supplemental Executive Retirement Plan (the “SERP”)), savings, vacation and any other employee benefit plans or programs (including all perquisites) maintained for Executive as of the date hereof.

SERP:	The SERP will be terminated at Closing. Any vested benefits accruing to Executive under the SERP prior to Closing shall be paid in accordance with the provisions of Article 6 thereof.

Equity Participation:	At Closing, Executive will reinvest at least 80% of the net after tax cash proceeds he receives under the Merger Agreement in respect of options to purchase shares of the Company’s common stock held by him (the amount so reinvested, the “Reinvestment Amount”) in Class A Common Partnership Interests (“Class A Interests”) of OSIM Brookstone Holdings, L.P. (“Equity LP”). At Closing, Executive shall receive 17,000 Class B Common Partnership Interests of Equity LP (“Class B Interests”) (the “Make-Up Class B Interests”). The Make-Up Class B Interests will be fully-vested upon issuance. Parent has provided Executive with a statement of the anticipated initial capitalization of Equity LP as of Closing which has served as the basis for Executive’s equity participation provided for in this Term Sheet.

Additional Equity Grants:

A pool of Class B Interests equal to 6.5% of the Fully-Diluted Class A Interests (determined as of the Closing), will be established as part of a management equity incentive program. Executive will be awarded 40% of the Class B Interests available under such program. It is estimated that the total pool of Class B Interests will be equal to 1,140,000 Class B Interests.

For purposes hereof, “Fully-Diluted Class A Interests” includes all outstanding Class A Interests, all vested Class B Interests and all Class A Interests issuable in respect of the Preferred Interests of Equity LP upon the occurrence of certain events.

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Termination for Death or Disability:	The Company may terminate Executive’s employment if Executive dies or if Executive becomes physically or mentally disabled so that, in the good faith judgment of the Board, Executive is unable to perform his duties for a period of 90 consecutive days or for 90 days during any six-month period during the Employment Term (“Disability”) due to such disability.

Termination without Cause:	The Company may terminate Executive’s employment at any time without Cause.

Termination for Cause:

The Company may terminate Executive’s employment for Cause (as defined below) at any time upon written notice to Executive and a reasonable opportunity to cure (if applicable).

“Cause” shall mean:

1.      dishonesty or bad faith in connection with performance of Executive’s duties;

2.      refusal or failure to use best efforts to perform duties consistent with the office(s) held by Executive requested by the Board which is not cured within 30 days;

3.      conviction of a felony;

4.      failure to notify the Board of any material relationships between Executive and any immediate family member with any person or entity with whom the Company has a material business relationship; or

5.      material breach of the confidentiality, non-competition and/or no-hire covenants which is not cured within fifteen (15) days after notice thereof is delivered by the Company.

Resignation for Good Reason:

Executive may terminate his employment for Good Reason if he provides one (1) month’s prior written notice to the Company. Executive will have “Good Reason” for termination of his employment if, other than for Cause, any of the following has occurred:

1.      a material diminution in or assignment of duties materially inconsistent with Executive’s position as CEO;

2.      a reduction in the Executive’s base salary, bonus potential, perquisites or the overall level of other benefits (other than as a

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result of changes to benefit plans generally made available to the employees and/or senior management of the Company in which Executive participates);

3.      failure to provide Executive with office and secretarial support similar to that in effect as of the date hereof;

4.      relocation of the Company’s principle place of business more than 40 miles from its current location without Executive’s consent;

5.      imposition on Executive of significantly increased travel requirements when compared to the date hereof; provided, that, the Board may require Executive to travel to Asia in furtherance of his duties up to six (6) times per year; and

6.      The Company becoming a wholly or majority owned subsidiary of The Sharper Image.

Notwithstanding the foregoing, the Executive shall not have “Good Reason” to terminate his employment in connection with any of the foregoing events to the extent that Executive shall have either consented to such event or to the extent that three (3) months shall elapsed following such event.

Resignation without Good Reason:	Executive may terminate his employment without Good Reason upon three (3) months prior written notice to the Company.

Termination Payments:

If the Company terminates Executive’s employment due to Executive’s death or Disability, the Company will pay to Executive or his legal representative Executive’s base salary for 12 months, less any amounts received by the Executive under the Company’s disability policies, if applicable. Such payments will be made equal installments over 12 months in accordance with the Company’s payroll practices. Executive will also, in the case of a termination for Disability, be entitled to benefits to the maximum extent permissible under the Company’s benefit plans, for 12 months following the date of termination.

If the Company terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, Executive will be entitled, as Executive’s sole and exclusive remedy, to receive as severance his base salary for the longer of (a) the remainder of the Term and (b) 24 months (the “Severance Period”), less the amount of any base salary he receives in connection with other employment subsequent to the first anniversary of the termination of his employment. Such payments

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will be made in equal installments over the Severance Period in accordance with the Company’s payroll practices. Executive will also be entitled to benefits (other than short-term and long-term disability coverage), to the maximum extent permissible under the Company’s benefit plans, for the Severance Period; provided, that if Executive accepts other employment during such period, the continuation of benefits shall cease.

Notwithstanding anything to the contrary contained herein, Executive will not be entitled to receive any payments or continuing benefits from the Company (except to the extent otherwise required by applicable laws) relating to such termination in the event that (a) the Company terminates Executive’s employment for Cause or (b) Executive terminates his employment without Good Reason.

Preferred Return:	Holders of Class A Interests will receive a 10% annual internal rate of return (calculated using the XIRR function of Microsoft Excel) prior to any payment to the holders of Class B Interests. The Class B Interests will receive 100% of the return in excess of the 10% annual internal rate of return threshold until they have received distributions per share equivalent to amounts previously received by the holders of Class A Interests. Remaining distributions will be made on a pro rata basis to the holders of the Class A Interests and Class B Interests.

Class B Interests:

75% of the Class B Interests (the “Time Interests”) issued to Executive will vest 20% per year and the unvested balance will vest upon a Change of Control or the consummation of an initial public offering of a subsidiary of Equity LP (an “IPO”). The forfeiture provisions described below (as they pertain to Class B Interests that have vested) will not be applicable following an IPO.

25% of the Class B Interests (the “IRR Interests”) issued to Executive will vest if J.W. Childs Associates, L.P. (“JWC”) realizes, cash sale proceeds and/or the value of freely tradable shares following an IPO such that it will have achieved at least a 20% annual internal rate of return (calculated using the XIRR function of Microsoft Excel) on the aggregate equity contribution made by it at Closing.

All IRR Interests (vested or unvested) and all unvested Time Interests will be forfeited upon a termination of Executive’s employment for any reason. All vested Time Interests will be forfeited (i) upon the termination of Executive’s employment for Cause and (ii) upon a termination of Executive’s employment by Executive without Good

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Reason prior to the third (3rd) anniversary of the date such Time Interests are issued.

For the avoidance of doubt, (i) the Make-Up Class B Interests will not be subject to forfeiture upon a termination of Executive’s employment for any reason and (ii) vested Time Interests will not be subject to forfeiture in the event Executive’s employment is terminated (A) due to his death or disability, (B) by the Company without Cause, (C) by the Executive for Good Reason or (D) by the Executive without Good Reason subsequent to the third (3rd) anniversary of the date such Time Interests are issued.

For purposes hereof, a “Change of Control” shall be deemed to have occurred if (a) any person (other than OSIM International, Ltd (“OSIM”), JWC or Temasek Capital (Private) Limited (“Temasek”) or their affiliates), or any two or more persons acting as a group (other than OSIM, JWC or Temasek or their affiliates), and all affiliates of such person or persons (each, a “Group”), who prior to such time beneficially owned less than 50% of Equity LP’s Fully-Diluted Class A Interests, shall acquire equity interests in Equity LP in one or more transactions or series of transactions, and after such transaction or transactions such Group beneficially owns 50% or more of Equity LP’s Fully-Diluted Class A Interests, (b) the Company shall sell all or substantially all of its assets to any Group which, immediately prior to the time of such transaction, beneficially owned less than 50% of Equity LP’s Fully-Diluted Class A Interests, (c) any Group, who prior to such time beneficially owned less than 50% of Equity LP’s Fully-Diluted Class A Interests acquires equity interests in the Company in one or more transactions or series of transactions, and after such transaction or transactions such Group beneficially owns greater than 50% of the outstanding voting securities of the Company, or (d) JWC shall own less than 50% of the Fully-Diluted Class A Interests owned by it on the Closing Date.

Transfers:	Members of the Company’s management, including Executive, will not be permitted to transfer their Class A Interests or Class B Interests other than pursuant to permitted transfers to family members and estate planning vehicles and in connection with an exercise of JWC and/or Temasek of their drag-along rights.

Preemptive Rights:	Members of the Company’s management, including Executive, will have the opportunity to purchase a pro rata portion of new securities issued by Equity LP based on the number of Fully-Diluted Class A Interests held by them, subject to customary exceptions, including the issuance of securities under equity incentive plans and issuances of securities in connection with acquisitions and/or financing activities.

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Tag-Along Right:	Members of management, including Executive, will have tag-along rights (on a pro-rata basis) with respect to (i) sales by JWC of 10% or more of the Fully-Diluted Class A Interests held by it as of the Closing to an unaffiliated third party and (ii) in connection with a purchase by Equity LP of Class A Interests held by JWC in connection with the Mandatory Class A Repurchase (as defined in the Equity Term Sheet (as defined below)).

Drag-Along Right:	Members of the Company’s management, including Executive, will be subject to drag-along rights of JWC and/or Temasek and will be required to participate in any sales for which JWC and/or Temasek has exercised such rights on a pro rata basis.

Call Right:	Equity LP will have a call right with respect to any Class A Interests held by Executive following termination of Executive’s employment at the greater of the cost price (less any distributions made with respect to such Class A Interests) and fair market value. The call price will be equal to cost (less any distributions made with respect to such Class A Interests) in connection with a termination of Executive’s employment by the Company for Cause, or a termination of employment by Executive without Good Reason prior to the third (3rd) anniversary of the Closing Date.

Non-Competition:	During the Term and for a period equal to the longer of (a) 12 months and (b) the period following Executive’s termination of employment during which he is entitled to receive termination payments hereunder (without consideration of whether the amount of such termination payments are reduced as a result of Executive’s acceptance of other employment), Executive will be prohibited from (i) owning or operating, (ii) serving as an officer, director or otherwise, or (iii) having any financial interest in, the Sharper Image Corporation, Relax the Back or Hammacher Schlemmer (a “Specified Company”) or any company whose business substantially overlaps with the Company’s business; provided, however, that Executive shall be permitted to own less than 5% of any class of publicly traded securities of any company (other than a Specified Company).

No-Hire:	During the term and for a period of 24 months thereafter, Executive will be prohibited from (a) hiring any officers, directors or key employees of the Company and (b) soliciting any vendors or distributors of the Company.

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Executive will also be prohibited from acquiring during his term of employment, any direct or indirect interest in any supplier to the Company; provided that Executive may acquire or hold less than 5% of any class of publicly traded securities of any business.

Non-Disparagement:	During the Term and for a period of 24 months thereafter, (i) Executive, on the one hand, and the Company, OSIM, JWC or Temasek and their affiliates, on the other hand, will be prohibited from making any statement (a) criticizing the other, or (b) impairing the goodwill or reputation of the other, and (ii) Executive will be prohibited from making any statement (a) criticizing any products or services offered by any of the Company, JWC, Temasek, OSIM or any of their affiliates or (b) impairing the goodwill or reputation of the foregoing’s products or services, except to the extent required by law and then only after consultation with JWC, Temasek and OSIM to the extent possible, or in connection with any dispute between the Executive and any of the foregoing entities.

Intellectual Property:	The Company will be the sole owner of any and all intellectual property invented or conceived by Executive during the term of his employment that relate to the business or operations of the Company. Executive will execute any instrument or document necessary to enable the Company to obtain patents or similar protection as necessary.

Equityholders Agreements:	Members of the Company’s management, including Executive, will be required to execute, as a condition to their ownership of any equity in Equity LP, such of the Legal Documentation (as defined in the Equity Term Sheet) as relates to their ownership of Class A Interests and Class B Interests, which shall be consistent, with respect to members of the Company’s management and Executive, with the terms hereof, and with the terms currently set forth in the Equity Term Sheet to the extent relating to the “Management Holders” thereunder (collectively, the Equityholders Agreements”). For purposes hereof, the “Equity Term Sheet” means that certain binding term sheet comprising part of that certain letter agreement, dated as of the date hereof, among OSIM, JWC and Temasek, a copy of which has been provided to Executive.

Expenses of Preparation:	The Company will reimburse Executive for the reasonable legal fees incurred by him in connection with the negotiation of this Term Sheet and the Employment Agreement.